                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                           Indus International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)


                                   45578L100
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                                 (CUSIP Number)

                                Robert W. Felton
                       Chairman of the Board of Directors
                          and Chief Executive Officer
                           Indus International, Inc.
                                60 Spear Street
                            San Francisco, CA 94105
                                 (415) 904-5000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 25, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 45578L100                                     PAGE 2 OF 6 PAGES
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      NAME OF REPORTING PERSON Robert W. Felton
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      00

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS

 5    2(d) OR 2(e)                                                   [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION

 6    United States


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                          SOLE VOTING POWER
                     7
     NUMBER OF                                          9,497,561

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                                0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                                           9,497,561

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                                                0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                                        9,497,561

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12    (SEE INSTRUCTIONS)


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                                        32.5%

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      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14    IN


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

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 45578L100                                     PAGE 3 OF 6 PAGES
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     Item 1.
                Security and Issuer.
                -------------------

     The title of the class of securities to which this Schedule 13D relates is Common Stock ("Issuer Common Stock") of Indus International, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 60 Spear Street, San Francisco, CA 94105.


     Item 2.
                Identity and Background.
                -----------------------

a) Robert W. Felton
b) 60 Spear Street
   San Francisco, CA 94105
c) Mr. Felton is Chairman of the Board of Directors and Chief Executive Officer of the Issuer.
d) No criminal convictions
e) No adverse civil judgments for violations of securities laws
f) United States


     Item 3.
                Source and Amount of Funds or Other Consideration.
                -------------------------------------------------

     All of the securities of the Issuer disclosed on the cover page of this
Schedule 13D were acquired as a result of the merger of The Indus Group, Inc., a California corporation ("Indus"), and TSW International, Inc., a Georgia corporation ("TSW"), pursuant to an Agreement and Plan of Merger and Reorganization, dated as of June 5, 1997, and amended on July 21, 1997, by and among Indus, Issuer and TSW.

     As a result of the merger, Indus Sub, Inc., a California corporation and wholly-owned subsidiary of Issuer ("Indus Sub"), merged with and into Indus, with Indus as a surviving corporation, and (a) each outstanding share of common stock of Indus ("Indus Common Stock") was converted into one share of Issuer Common Stock and (b) each outstanding option to purchase shares of Indus Common Stock granted under the Indus stock option plans and the Indus employee stock purchase plan was converted into an option to purchase that number of shares of Issuer Common Stock equal to the number of shares of Indus Common Stock subject to such option, at an exercise price or purchase price per share of Issuer Common Stock equal to the exercise price or purchase price per share of Indus Common Stock pursuant to such option.

     In addition, TSW Sub, Inc., a Georgia corporation and wholly-owned subsidiary of Issuer ("TSW Sub"), merged with and into TSW, with TSW as a surviving corporation, and (a) each outstanding share of common stock of TSW ("TSW Common Stock"), and each outstanding share of preferred stock of TSW ("TSW Preferred Stock") was converted into approximately 2.73 shares of Issuer Common Stock; (b) the outstanding subordinated floating rate notes of TSW (including accrued interest thereon) were exchanged for an aggregate of 1,235,879 shares of Issuer Common Stock; (c) all rights to receive any unpaid dividends on TSW Preferred Stock were converted into an aggregate of 53,937 shares of Issuer Common Stock and (d) each outstanding option or warrant to purchase TSW Common Stock was converted into an option or warrant, respectively, to purchase that number of shares of Issuer Common Stock determined by multiplying the number of shares of TSW Common Stock subject to such option or warrant by the exchange ratio, at an exercise price per share of Issuer Common Stock equal to the
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 45578L100                                     PAGE 4 OF 6 PAGES
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exercise price per share of TSW Common Stock pursuant to such option or warrant divided by the exchange ratio.


     Item 4.
                Purpose of Transaction.
                ----------------------

     As described in Item 3, this Schedule 13D relates to the merger of Indus and TSW. For a discussion of the reasons for the merger, see "Reasons for the Merger," in the Joint Proxy Statement of Indus and TSW/Prospectus of the Issuer (File No. 333-33113), which was filed on August 7, 1997, (the "Joint Proxy Statement/Prospectus") at pages 33-35, which section is incorporated herein by this reference.

     The Issuer, Robert W. Felton, and Warburg, Pincus Investors, L.P., a shareholder of the Issuer ("Warburg"), have entered into a Nomination Agreement that provides that for so long as Warburg continues to own more than 15% of the outstanding shares of Issuer Common Stock, Warburg will be permitted to nominate two persons to the Issuer's board of directors, and that for so long as Warburg continues to own between 7% and 15% of the outstanding shares of Issuer Common Stock, Warburg will be permitted to nominate one person to the Issuer's board of directors. The Nomination Agreement also provides that for so long as Mr. Felton continues to own more than 15% of the outstanding shares of Issuer Common Stock, Mr. Felton will be permitted to nominate two persons to the Issuer's board of directors, and that for so long as Mr. Felton continues to own between 7% and 15% of the outstanding shares of Issuer Common Stock, Mr. Felton will permitted to nominate one person to the Issuer's board of directors, which nominee in each instance may be Mr. Felton. Under the Nomination Agreement, the Issuer will be obligated to use its best efforts to cause to be voted the shares of Issuer Common Stock for which the Issuer's management or board of directors holds proxies or is otherwise entitled to vote in favor of the election of Warburg's and Mr. Felton's designees and to cause the Issuer's board of directors to unanimously recommend to its stockholders to vote in favor of the nominees of Warburg and Mr. Felton.


     Item 5.
                Interest in Securities of the Issuer.
                ------------------------------------

  (a) and (b) Robert W. Felton owns beneficially 9,497,561 shares of Issuer Common Stock, which constitute 32.5% of the outstanding shares of Issuer Common Stock. Mr. Felton has sole voting and sole dispositive power over such shares.

  (c) During the past sixty days, the only transaction by Mr. Felton involving Issuer Common Stock was the acquisition of the shares reported on this Schedule 13D pursuant to the merger of Indus and TSW, which is described in Item 2 herein.

  (d) Inapplicable.

  (e) Inapplicable.
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                                 SCHEDULE 13D
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  CUSIP NO. 45578L100                                     PAGE 5 OF 6 PAGES
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     Item 6.
                Contracts, Arrangements, Understandings or Relationships with
                -------------------------------------------------------------
                Respect to Securities of the Issuer.
                -----------------------------------

     As described in Item 4 herein, the Issuer, Robert W. Felton and Warburg have entered into a Nomination Agreement that provides that for so long as Warburg continues to own more than 15% of the outstanding shares of Issuer Common Stock, Warburg will be permitted to nominate two members to the Issuer's board of directors, and that for so long as Warburg continues to own between 7% and 15% of the outstanding shares of Issuer Common Stock, Warburg will be permitted to nominate one nominee to the Issuer's board of directors. The Nomination Agreement also provides that for so long as Mr. Felton continues to own more than 15% of the outstanding shares of Issuer Common Stock, Mr. Felton will be permitted to nominate two members to the Issuer's board of directors, and that for so long as Mr. Felton continues to own between 7% and 15% of the outstanding shares of Issuer Common Stock, Mr. Felton will permitted to nominate one nominee to the Issuer's board of directors, which nominee in each instance may be Mr. Felton. Under the Nomination Agreement, the Issuer will be obligated to use its best efforts or cause to be voted the shares of Issuer Common Stock for which the Issuer's management or board of directors holds proxies or is otherwise entitled to vote in favor of the election of Warburg's and Mr. Felton's designees and to cause the Issuer's board of directors to unanimously recommend to its stockholders to vote in favor of the nominees of Warburg and Mr. Felton.

     The Issuer, WPI, Robert W. Felton, Richard W. MacAlmon, John W. Blend, III and John R. Oltman have entered into a Registration Rights Agreement dated August 25, 1997 with respect to the Issuer Common Stock. For a description of the Registration Rights Agreement, see "Certain Related Agreements -- Registration Rights Agreement" in the Joint Proxy Statement/Prospectus, at page 60, which section is incorporated herein by this reference.

     Item 7.
                Material to be Filed as Exhibits.
                --------------------------------

     The following documents are filed as exhibits:

     1. Agreement and Plan of Merger and Reorganization between The Indus Group, Inc., a California corporation, Newco Group, Inc., a Delaware corporation, and TSW International, Inc., a Georgia corporation, dated as of June 5, 1997, and as amended on July 21, 1997. (Incorporated by reference to Appendix A-1 of the Joint Proxy Statement of Indus and TSW/Prospectus of the Issuer, filed August 7, 1997 [File No. 333-33113] (the "Joint Proxy Statement/Prospectus")).

     2. Form of Agreement of Merger of Indus Sub, Inc., Indus International, Inc. and The Indus Group, Inc. (Incorporated by reference to Appendix A-2 of the Joint Proxy Statement/Prospectus).

     3. Form of Agreement and Plan of Merger of TSW International, Inc., Indus International, Inc. and TSW Merger Sub, Inc. (Incorporated by reference to Appendix A-3 of the Joint Proxy Statement/Prospectus).

     4. Nomination Agreement among Indus International, Inc., Warburg, Pincus Investors, L.P. and Robert W. Felton (Incorporated by reference to Exhibit 4.6 of The Joint Proxy Statement/Prospectus).

     5. Registration Rights Agreement, dated August 25, 1997 among Indus International, Inc., Warburg, Pincus Investors, L.P., Richard W. MacAlmon, John W. Blend, III and John R. Oltman (Incorporated by reference to Exhibit
4.1 of the Joint Proxy Statement/Prospectus).
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                                 SCHEDULE 13D
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  CUSIP NO. 45578L100                                     PAGE 6 OF 6 PAGES
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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 4, 1997



                                      /s/ Robert W. Felton
                                     --------------------------------------
                                     Robert W. Felton